Frasers Group plc
Unit A, Brook Park East
Shirebrook, United Kingdom, NG20 8RY
Telephone No.: + 44 344 245 9200
TIN: 9709617951

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of Andrew Bauer, Kathleen Ellison and Kirsten Vargo of Wiggin and Dana LLP, signing singly, with full power of substitution, the undersigned's true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned, forms and authentication documents for EDGAR Filing Access; and

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such forms and authentication documents.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file forms and execute authentication documents with respect to the undersigned's EDGAR Filing Access, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed this 14th day of September, 2026.

Frasers Group plc

Name: Chris Wootton
Title: Chief Financial Officer

On the 14 day of September, 2026 before me, the undersigned, personally appeared Chris Wootton personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that Chris Wootton executed the same by his signature on the instrument, and that such individual made such appearance before the undersigned.

In witness hereof, I hereunto set my hand and official seal.

Notary Public

Sanjay Prem Gogia
Notary Public
Leicester Business Centre
111 Ross Walk, Leicester LE4 5HH
Tel: 07960 283 653
www.notarydesk.com

Notary Identification Number 438988

14/9/2026.

MY COMMISSION EXPIRES WITH LIFE

APOSTILLE (Convention de La Haye du 5 octobre 1961)			
1. Country: Pays / Pais:	United Kingdom of Great Britain and Northern Ireland		
This public document Le présent acte public / El presente documento público			
2. Has been signed by a été signé par ha sido firmado por	Sanjay Prem Gogia		
3. Acting in the capacity of agissant en qualité de quien actúa en calidad de	Notary Public		
4. Bears the seal / stamp of est revêtu du sceau / timbre de y está revestido del sello / timbre de	The Said Notary Public		
Certified Attesté / Certificado			
5. at á / en	London	**6. the** le / el día	17 September 2026
7. by par / por	His Majesty's Principal Secretary of State for Foreign, Commonwealth and Development Affairs		
8. Number sous no / bajo el numero	APO-Q0RM-G4DN-GV6R-FQB9		
9. Seal / stamp Sceau / timbre Sello / timbre	FOREIGN, COMMONWEALTH & DEVELOPMENT OFFICE LONDON	**10. Signature** Signature Firma	M. Camacho MC

This Apostille is not to be used in the UK and only confirms the authenticity of the signature, seal or stamp on the attached UK public document. It does not confirm the authenticity of the underlying document. Apostilles attached to documents that have been photocopied and certified in the UK confirm the signature of the UK official who conducted the certification only. It does not authenticate either the signature on the original document or the contents of the original document in any way.

If this document is to be used in a country not party to the Hague Convention of the 5th of October 1961, it should be presented to the consular section of the mission representing that country.

To verify this apostille go to www.verifyapostille.service.gov.uk